SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

US LEC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
Having an Exercise Price Per Share of $4.00 or More
(Title of Class of Securities)

90331S 109
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.
President and Chief Executive Officer
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211
(704) 319-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Barney Stewart III
Thomas H. O’Donnell, Jr.
Moore & Van Allen PLLC
100 North Tryon Street, Suite 4700
Charlotte, North Carolina 28202-4003
(704) 331-1000

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $400	Filing party: US LEC Corp.
Form or Registration No.: 5-54177	Schedule TO Date filed: December 20, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule l3e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 20, 2002, as amended on January 10, 2003 (the “Schedule TO”), relating to US LEC Corp.’s offer to exchange certain outstanding stock options for new stock options.

Item 12 of the Schedule TO is amended to refer to a new Exhibit (a)(12), a copy of which is filed with this Amendment to Schedule TO.

Item 12.    Exhibits

(a)(12)	Email to Offerees from Option Exchange Offer Administrator dated January 27, 2003

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

US LEC CORP.

/s/ Michael K. Robinson
Michael K. Robinson Executive Vice President and Chief Financial Officer
Date: January 27, 2003

2

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(12)	Email to Offerees from Option Exchange Offer Administrator dated January 27, 2003

Exhibit (a)(12)

To:     Holders of Eligible Options
From: Option Exchange Offer Administrator

We have extended the expiration date of the offer to exchange your eligible options for new options until 5:00 p.m. on Wednesday, January 29, 2003. The offer was originally scheduled to expire last Friday, January 24, 2003. Except for the extension of the offer, all of the other terms of the offer remain the same.

As of 5:00 p.m. last Friday, approximately 2,694,822 of the 3,231,250 eligible options had been tendered for exchange, including all of the eligible options held by Aaron D. Cowell, Jr., Michael K. Robinson, Steven L. Schnoonover and David M. Flaum.

What does this mean to you?

You have until 5:00 p.m. on Wednesday, January 29, 2003 to accept or reject the offer. If you have submitted your Letter of Transmittal, you do not need to do anything else unless you want to withdraw all of the eligible options you previously tendered or change your election with respect to particular eligible options you previously tendered.

If you have not submitted a Letter of Transmittal and you want to accept the offer, you need to submit your properly completed Letter of Transmittal by mail to U.S. LEC Corp., Attention: Option Exchange Offer Administrator, Morrocroft III, 6801 Morrison Boulevard, Charlotte, NC or by facsimile to (704) 602-1155. Please sign your Letter of Transmittal both on page 4 and on Schedule A. In addition, you need to check the appropriate box on Schedule A with respect to each of the eligible option grants listed on Schedule A. If you do not check a box with respect to a particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

If you would like to withdraw your previously tendered options or change your election with respect to particular option grant(s) that you have already tendered, you need to submit a signed Notice of Withdrawal by 5:00 p.m. on Wednesday, January 29, 2003. You do not need to submit a Notice of Withdrawal unless you want to withdraw your previously tendered options or change your election with respect to a particular option grant that you have already tendered.

If you have any questions, please email us at “Stock Option Exchange Program” on our Intranet. We encourage you to ask questions as soon as possible so we can respond to them before 5:00 p.m. on Wednesday, January 29, 2003.